Exhibit 99.2

Supplemental Agreement

THIS Agreement is dated 09/24/2021

BETWEEN:

(1)	FANG HOLDINGS LIMITED (formerly SouFun Holdings Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands with registration number 136949 whose registered office is at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road (“Fang”); and

(2)	CHINA INDEX HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands with registration number 340560 whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (“CIH”),

The aforesaid parties are hereinafter individually referred to as “a Party” and collectively “the Parties”.

WHEREAS:

(a)	An event of default as defined under the Fang’s Convertible Notes occurred on 13 December 2020 and 100% of the outstanding principal of, and accrued and unpaid interest on, the Notes automatically became due and payable on 13 December 2020.

(b)	Pursuant to a Letter of Guarantee dated 11 June 2019 entered into by Convertible note holders of Fang and CIH (the “Letter of Guarantee”), CIH guarantees Fang’s Indebtedness under the Convertible Note, and the Letter of Guarantee may be enforced without first having recourse to Fang or any other person.

(c)	Fang and CIH have jointly signed the Settlement Deed with Safari Group CB Holdings Limited (“SGCB”) on June 25th, 2021.

(d)	Fang and CIH have jointly signed the Settlement Deed with IDG Ultimate Global Limited (“IDG Ultimate”), Quartz Fortune Limited (“Quartz Fortune”) and Velda Power Limited (“Velda Power”) on August 20th, 2021.

(e)	Fang and CIH have jointly signed the Settlement Deed with Fountain II Limited (“Fountain II”) on September 22nd, 2021.

NOW, THEREFORE, the Parties unanimously agree as follows:

1.	The Parties unanimously agree and acknowledge that Fang promises to repay all the liabilities born by the CIH ($84,313,094) under above settlement deeds no later than December 31th, 2023, no interest was will be accrued during repayment period.

2.	In the event that Fang fails to make any payments to CIH in accordance with the timeline as stipulated in Clauses 1, unless otherwise agreed in writing by the Parties, the outstanding balance of Fang’s Indebtedness shall accrue interest at one percent per annum and such unpaid amounts together with such interest thereon shall be immediately due and payable by Fang to CIH in full by way of transfer of funds for same day value to the Account without any action on the part of CIH.

3.	This repayment may be prepaid in whole or in part at any time without penalty or premium. Upon the repayment by Fang of all of its obligations hereunder to the CIH, including, without limitation, the indebtedness evidenced hereby shall be deemed canceled and paid in full.

4.	This Agreement shall be governed by, and construed in accordance with the laws of the Cayman Island without regard to principles of conflicts of law.

5.	Any dispute, controversy, difference or claim arising out of or relating to this Agreement shall be resolved by the Parties in dispute through amicable consultation.

6.	This Agreement shall come into force and become binding on the Parties upon the execution by the legal representatives, authorized signatories or the respective authorized representatives.

[SIGNATURE PAGES FOLLOW]

EXECUTED and DELIVERED as an agreement

For and on behalf of

FANG HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo

Vincent Tianquan Mo

Director

Signature Page to Supplemental Agreement

EXECUTED and DELIVERED as an agreement

For and on behalf of

CHINA INDEX HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo

Vincent Tianquan Mo

Director

Signature Page to Supplemental Agreement